FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2016
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 31August 2016
Exhibit No. 2	RBSG priced $2.65 billion Senior Notes dated 08 September 2016

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital changes - Conformity with the Disclosure Guidance and Transparency Rules

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 August 2016:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 August 2016
Ordinary shares of £1	11,755,521,644	4	47,022,086,576
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,756,421,644		47,025,686,576

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Exhibit No. 2

8 September 2016

The Royal Bank of Scotland Group plc ("RBSG") completed the pricing of its USD 2,650,000,000 aggregate principal amount of 3.875% Senior Notes due 2023.

The proceeds to RBSG (before expenses and underwriting discounts) of approximately USD 2,639,267,500 will be used for general corporate purposes.

The offering is scheduled to close on 12 September 2016, subject to the satisfaction of customary conditions.

RBSG has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this communication relates.  Investors should read the prospectus in such registration statement and other documents RBSG has filed with the SEC for more complete information about RBSG and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov.  Alternatively, copies may be obtained from RBS Securities Inc., toll free at 1-866-884-2071.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For further information, please contact:

RBS Investor Relations
Matthew Richardson
Head of Debt Investor Relations
Tel: +44 (0) 20 7678 1800

Date: 30 September 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary